13B 4/3

02021849

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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8-46326

SEC FILE NO.
~~8-042402~~

RECEIVED APR - 1 2002 335

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Name: J. Fox Investments LLC
Former Name - M.D. Cook, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd. Suite 1800A
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vito Piazza — 312-341-7312
(Area Code -- Telephone No.)

PROCESSED
APR 04 2002
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA'S
(Name -- if individual, last, first, middle name)

53 West Jackson Blvd., Suite 1250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public acco must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17

SEC 1410 (2-89)

BP 4/3

OATH OR AFFIRMATION

I, Jeffrey H. Fox, swear (or affirm) that, to t best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

M.D. Cook, Inc., as o

December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

M.D. COOK, INC.
(an Ohio Corporation)
FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2001

Contents

VICTORIUM CORONAT CHRISTUS
MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

To the Sole Stockholder
M. D. Cook, Inc.
Chicago, Illinois

We have examined the statement of financial condition of M.D. Cook, Inc. (an Ohio Corporation) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of M.D. Cook, Inc. as of December 31, 2000, were audited by other auditors whose report dated February 26, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.D. Cook, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 13 through 15, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission and the Rules of the National Association of Securities Dealers. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Chicago, Illinois
March 27, 2002

Michael J. Liccar & Co.
Certified Public Accountants

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315

M.D. COOK, INC.
(An Ohio Corporation)
Statement of Financial Condition
December 31, 2001

Assets

Cash	$	85,938
Deposit with clearing broker		9,121
Prepaid expenses		606
Total assets	$	95,665

Liabilities and Stockholder's Equity

Liabilities:

Due to affiliate	$	37,463
Due to Mark Cook		9,121
Total liabilities	$	46,584

Stockholder's equity:

Common stock, no par $1,000 stated value, (750 shares authorized, 10 shares issued and outstanding)	$	10,000
Additional paid in capital		93,633
Retained earnings (deficit)		(54,552)
Total stockholder's equity	$	49,081
Total liabilities and stockholder's equity	$	95,665

The accompanying notes to the financial statements are an integral part of these statements.

M.D. COOK, INC.
(An Ohio Corporation)
Statement of Operations
For the Year Ended December 31, 2001

Revenue:		
Commissions and fees	$	33,411
Interest and dividends		777
Total revenue	$	34,188
Expenses:		
Consulting	$	51,994
Professional fees		37,588
Commissions-stockholder		13,003
Clearing		6,695
Registration		7,624
Other		5,845
Total expenses	$	122,749
Net (loss)	$	(88,561)

The accompanying notes to the financial statements are an integral part of these statements.

M.D. COOK, INC.
(An Ohio Corporation)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings/(Deficit)	Total
Balance at December 31, 2000	$ 10,000	$ 22,851	$ 34,009	$ 66,860
Distributions to stockholder	-	(15,218)	-	(15,218)
Contributions by stockholder	-	86,000	-	86,000
Net (loss)	-	-	(88,561)	(88,561)
Balance at December 31, 2001	$ 10,000	$ 93,633	$ (54,552)	$ 49,081

The accompanying notes to the financial statements are an integral part of these statements.

M.D. COOK, INC.
(An Ohio Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows provided by (applied to) operating activities:				
Net (loss)			$	(88,561)
Adjustments to reconcile net income to net cash used in operating activities:				
Change in:				
Commissions and fees receivable	$	599		
Prepaid expenses		(606)		
Accounts payable and accrued expenses		35,463		
				35,456
Net cash (applied to) operating activities			$	(53,105)
Cash flows provided by (applied to) investing activities:				
Disposal of fixed assets	$	15,218		
Net cash provided by investing activities			$	15,218
Cash flows provided by (applied to) financing activities:				
Contributions by stockholder	$	86,000		
Distributions to stockholder		(15,218)		
Net cash provided by financing activities			$	70,782
Net increase in cash			$	32,895
Cash at January 1 , 2001				53,043
Cash at December 31, 2001			$	85,938

The accompanying notes to the financial statements are an integral part of these statements.

M.D. COOK, INC.
(an Ohio Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below.

Nature of Business

The Company is a registered broker/dealer incorporated in 1993 and is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company derives its revenue primarily from commissions earned from its customers' transactions through other broker-dealers or mutual funds.

The Company does not hold customer funds or securities. Consequently, it is not be subject to the Reserve Requirement as defined in Rule 15c3-3 under the Securities Exchange Act of 1934.

Income Taxes
The Company had elected to be treated as an "S Corporation" for federal tax purposes under the Internal Revenue Code, as amended. Consequently, for federal and state income tax purposes, the Company's income is directly taxable to the shareholders.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - STOCKHOLDER TRANSACTIONS

All of the Company's outstanding stock was sold by its former sole stockholder, Mark D. Cook, to Fox Investments, LLC, ("Fox"), on August 10, 2001, pursuant to the terms of a Stock Purchase Agreement (the "Agreement") between Mr. Cook and Fox. Under the terms of the Agreement, Mr. Cook agreed to remain affiliated with the Company for a period not to exceed twelve (12) months following the sale of his stock to Fox. At December 31, 2001, liabilities due to Mark Cook represent amounts due that are related to the deposit with broker of $9,121.

NOTE 3 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not carry customer securities accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. Securities transactions are processed by the Company's clearing broker. In conjunction with this arrangement, the Company could become contingently liable for any unsecured debit balances in a customer account which introduced by the Company. These customer activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

NOTE 4 - MINIMUM CAPITAL REQUIREMENTS

As a registered broker dealer the Company is subject to a minimum net capital requirement under (Rule 15c3-1) under the Exchange Act of 1934. The minimum is the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2001 the Company had net capital requirements of $5,000 and adjusted net capital of $48,475.

The net capital requirements could effectively restrict the payment of cash distributions and the making of unsecured loans to the stockholder.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
M.D. Cook, Inc. **as of December 31, 2001**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition				$	49,081	3480
2.	Deduct ownership equity not allowed for Net Capital						3490
3.	Total ownership equity qualified for Net Capital					49,081	3500
4.	Add:						
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital						3520
	B. Other (deduction) or allowable credits (List)						3525
5.	Total capital and allowable subordinated liabilities				$	49,081	3530
6.	Deductions and/or charges:						
	A. Total nonallowable assets from Statement of Financial Condition	$	606	3540			
	B. Secured demand note deficiency			3590			
	C. Commodity futures contracts and spot commodities-propriety capital charges			3600			
	D. Other deductions and/or charges			3610		(606)	3620
7.	Other additions and/or allowable credits (List)						3630
8.	Net capital before haircuts on securities positions				$	48,475	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):						
	A. Contractual securities commitments	$		3660			
	B. Subordinated securities borrowings			3670			
	C. Trading and investment securities:						
	1. Exempted securities			3735			
	2. Debt securities			3733			
	3. Options			3730			
	4. Other securities			3734			
	D. Undue Concentration			3650			
	E. Other (list)			3736		0	3740
10.	Net Capital				$	48,475	3750

Non allowable detail

Prepaid expenses	$	606

There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part 11A filing.

See Independent Auditors' Report.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
M.D. Cook, Inc. **as of December 31, 2001**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	3,106	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	43,475	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	43,817	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				$	46,584	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$	0	3830
19.	Total aggregate indebtedness				$	46,584	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)				%	96.10%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		3860

See Independent Auditors' Report.

M.D. COOK, Inc.
(An Ohio Corporation)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

as of December 31, 2001

The Company does not carry customer accounts as defined by rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.

See Independent Auditors' Report.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Sole Stockholder
M.D. Cook, Inc.
Chicago, Illinois

We have examined the financial statements of M.D. Cook, Inc. for the year ended December 31, 2001, and issued our report thereon dated March 27, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry securities accounts for customers or perform custodial functions relation to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Certified Public Accountants

Chicago, Illinois
March 27, 2002